SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 16, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated November 16, 2016: Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE
November 16, 2016

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 16, 2016 at 17:45 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Suri, Rajeev

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial notification

Reference number: 549300A0JPRWG1KI7U06_20161116162053_2

Transaction date: 2016-11-16

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Acquisition

Transaction Details

(1): Volume: 1125 Unit price: 3.85400 EUR

(2): Volume: 977 Unit price: 3.85400 EUR

(3): Volume: 818 Unit price: 3.85400 EUR

(4): Volume: 1610 Unit price: 3.85400 EUR

(5): Volume: 1610 Unit price: 3.85400 EUR

(6): Volume: 1223 Unit price: 3.85400 EUR

(7): Volume: 13306 Unit price: 3.85400 EUR

(8): Volume: 10520 Unit price: 3.85400 EUR

(9): Volume: 1610 Unit price: 3.85600 EUR

(10): Volume: 2306 Unit price: 3.85600 EUR

(11): Volume: 1375 Unit price: 3.85600 EUR

(12): Volume: 3625 Unit price: 3.85600 EUR

(13): Volume: 2500 Unit price: 3.85600 EUR

(14): Volume: 4775 Unit price: 3.85600 EUR

(15): Volume: 225 Unit price: 3.85600 EUR

(16): Volume: 1297 Unit price: 3.85600 EUR

(17): Volume: 385 Unit price: 3.85600 EUR

(18): Volume: 4615 Unit price: 3.85600 EUR

(19): Volume: 41098 Unit price: 3.85600 EUR

(20): Volume: 5000 Unit price: 3.85600 EUR

(21): Volume: 7031 Unit price: 3.85000 EUR

(22): Volume: 7962 Unit price: 3.85000 EUR

(23): Volume: 5000 Unit price: 3.85000 EUR

(24): Volume: 1431 Unit price: 3.85000 EUR

(25): Volume: 3930 Unit price: 3.85000 EUR

(26): Volume: 269 Unit price: 3.85000 EUR

(27): Volume: 5000 Unit price: 3.85000 EUR

(28): Volume: 5000 Unit price: 3.85000 EUR

(29): Volume: 3939 Unit price: 3.85000 EUR

(30): Volume: 1061 Unit price: 3.85000 EUR

(31): Volume: 5000 Unit price: 3.85000 EUR

(32): Volume: 3300 Unit price: 3.85000 EUR

(33): Volume: 3185 Unit price: 3.85000 EUR

(34): Volume: 1000 Unit price: 3.85000 EUR

(35): Volume: 1823 Unit price: 3.85000 EUR

(36): Volume: 2177 Unit price: 3.85000 EUR

(37): Volume: 2968 Unit price: 3.85000 EUR

(38): Volume: 240 Unit price: 3.85000 EUR

(39): Volume: 2500 Unit price: 3.85000 EUR

(40): Volume: 3568 Unit price: 3.85000 EUR

(41): Volume: 2260 Unit price: 3.85000 EUR

(42): Volume: 5000 Unit price: 3.85000 EUR

(43): Volume: 940 Unit price: 3.85000 EUR

(44): Volume: 5000 Unit price: 3.85000 EUR

(45): Volume: 4402 Unit price: 3.85000 EUR

(46): Volume: 598 Unit price: 3.85000 EUR

(47): Volume: 5000 Unit price: 3.85000 EUR

(48): Volume: 5000 Unit price: 3.85000 EUR

(49): Volume: 5000 Unit price: 3.85000 EUR

(50): Volume: 416 Unit price: 3.85000 EUR

(51): Volume: 5000 Unit price: 3.84800 EUR

(52): Volume: 10408 Unit price: 3.84800 EUR

(53): Volume: 2178 Unit price: 3.84800 EUR

(54): Volume: 5000 Unit price: 3.84800 EUR

(55): Volume: 1500 Unit price: 3.84800 EUR

(56): Volume: 2500 Unit price: 3.84800 EUR

(57): Volume: 2509 Unit price: 3.84800 EUR

(58): Volume: 1000 Unit price: 3.84800 EUR

(59): Volume: 1491 Unit price: 3.84800 EUR

(60): Volume: 709 Unit price: 3.84800 EUR

(61): Volume: 2800 Unit price: 3.84800 EUR

(62): Volume: 5000 Unit price: 3.84800 EUR

(63): Volume: 5000 Unit price: 3.84800 EUR

(64): Volume: 1 Unit price: 3.84800 EUR

(65): Volume: 1521 Unit price: 3.84800 EUR

(66): Volume: 3383 Unit price: 3.84800 EUR

(67): Volume: 32 Unit price: 3.84600 EUR

(68): Volume: 779 Unit price: 3.84600 EUR

(69): Volume: 1302 Unit price: 3.84600 EUR

(70): Volume: 3061 Unit price: 3.84600 EUR

(71): Volume: 1000 Unit price: 3.84600 EUR

(72): Volume: 3300 Unit price: 3.84600 EUR

(73): Volume: 2500 Unit price: 3.84600 EUR

(74): Volume: 2362 Unit price: 3.84600 EUR

(75): Volume: 3423 Unit price: 3.84600 EUR

(76): Volume: 1147 Unit price: 3.84600 EUR

(77): Volume: 977 Unit price: 3.84600 EUR

(78): Volume: 1610 Unit price: 3.84600 EUR

(79): Volume: 1223 Unit price: 3.84600 EUR

(80): Volume: 45284 Unit price: 3.84600 EUR

(81): Volume: 2739 Unit price: 3.84600 EUR

(82): Volume: 2000 Unit price: 3.84600 EUR

(83): Volume: 1886 Unit price: 3.84600 EUR

(84): Volume: 2945 Unit price: 3.84600 EUR

(85): Volume: 1000 Unit price: 3.84600 EUR

(86): Volume: 2522 Unit price: 3.84600 EUR

(87): Volume: 2452 Unit price: 3.84600 EUR

(88): Volume: 14 Unit price: 3.84600 EUR

(89): Volume: 3111 Unit price: 3.84600 EUR

(90): Volume: 1209 Unit price: 3.84600 EUR

(91): Volume: 1364 Unit price: 3.84600 EUR

(92): Volume: 1192 Unit price: 3.84600 EUR

(93): Volume: 905 Unit price: 3.84600 EUR

(94): Volume: 330 Unit price: 3.84600 EUR

(95): Volume: 4434 Unit price: 3.84600 EUR

(96): Volume: 274 Unit price: 3.84600 EUR

(97): Volume: 292 Unit price: 3.84600 EUR

(98): Volume: 5000 Unit price: 3.84600 EUR

(99): Volume: 3061 Unit price: 3.84800 EUR

(100): Volume: 1000 Unit price: 3.84800 EUR

(101): Volume: 1805 Unit price: 3.84800 EUR

(102): Volume: 977 Unit price: 3.84800 EUR

(103): Volume: 1020 Unit price: 3.84800 EUR

(104): Volume: 9108 Unit price: 3.84800 EUR

(105): Volume: 2443 Unit price: 3.84800 EUR

(106): Volume: 1610 Unit price: 3.84800 EUR

(107): Volume: 595 Unit price: 3.84800 EUR

(108): Volume: 3381 Unit price: 3.84800 EUR

(109): Volume: 2000 Unit price: 3.84600 EUR

(110): Volume: 500 Unit price: 3.84600 EUR

(111): Volume: 1862 Unit price: 3.84800 EUR

(112): Volume: 3275 Unit price: 3.84800 EUR

(113): Volume: 752 Unit price: 3.84800 EUR

(114): Volume: 841 Unit price: 3.84800 EUR

(115): Volume: 341 Unit price: 3.84800 EUR

(116): Volume: 3066 Unit price: 3.84800 EUR

(117): Volume: 3560 Unit price: 3.84800 EUR

(118): Volume: 1196 Unit price: 3.84800 EUR

(119): Volume: 1123 Unit price: 3.84800 EUR

(120): Volume: 244 Unit price: 3.84800 EUR

(121): Volume: 796 Unit price: 3.84800 EUR

(122): Volume: 3300 Unit price: 3.84800 EUR

(123): Volume: 3300 Unit price: 3.84800 EUR

(124): Volume: 904 Unit price: 3.84800 EUR

(125): Volume: 240 Unit price: 3.84800 EUR

(126): Volume: 15 Unit price: 3.84800 EUR

(127): Volume: 185 Unit price: 3.84800 EUR

(128): Volume: 500 Unit price: 3.84600 EUR

(129): Volume: 2000 Unit price: 3.84600 EUR

(130): Volume: 1300 Unit price: 3.84600 EUR

(131): Volume: 5031 Unit price: 3.84600 EUR

(132): Volume: 5000 Unit price: 3.84600 EUR

(133): Volume: 5000 Unit price: 3.84400 EUR

(134): Volume: 20000 Unit price: 3.84400 EUR

(135): Volume: 5000 Unit price: 3.84200 EUR

(136): Volume: 1407 Unit price: 3.84200 EUR

(137): Volume: 3300 Unit price: 3.84200 EUR

(138): Volume: 2500 Unit price: 3.84200 EUR

(139): Volume: 2904 Unit price: 3.84200 EUR

(140): Volume: 2096 Unit price: 3.84200 EUR

(141): Volume: 2500 Unit price: 3.84200 EUR

(142): Volume: 100 Unit price: 3.84200 EUR

(143): Volume: 1647 Unit price: 3.84200 EUR

(144): Volume: 1546 Unit price: 3.84200 EUR

(145): Volume: 1675 Unit price: 3.84200 EUR

(146): Volume: 3462 Unit price: 3.84200 EUR

(147): Volume: 1041 Unit price: 3.84200 EUR

(148): Volume: 1610 Unit price: 3.84200 EUR

(149): Volume: 779 Unit price: 3.84200 EUR

(150): Volume: 984 Unit price: 3.84200 EUR

(151): Volume: 38961 Unit price: 3.84200 EUR

(152): Volume: 31 Unit price: 3.84200 EUR

(153): Volume: 1457 Unit price: 3.84200 EUR

(154): Volume: 670 Unit price: 3.84400 EUR

Aggregated transactions

(154): Volume: 516670 Volume weighted average price: 3.84831 EUR

Transaction date: 2016-11-16

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction Details

(1): Volume: 2000 Unit price: 3.84200 EUR

Aggregated transactions

(1): Volume: 2000 Volume weighted average price: 3.84200 EUR

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal